⚠No indirect owners were found.

Organization Indirect Owners

Organization CRD Number: 665   **Organization Name: PIPER JAFFRAY & CO.**

Organization SEC Number: 8-15204   **Applicant Name: PIPER JAFFRAY & CO.**

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